UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number :	333-124744

Church & Dwight Co., Inc.
(Exact name of registrant as specified in its charter)

469 North Harrison Street, Princeton, New Jersey  08543-5297,  (609) 683-5900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6% Senior Subordinated Notes due 2012
(Title of each class of securities covered by this Form)

Common Stock, $1 par value
Preferred Stock Purchase Rights
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

:	Approximate number of holders of record as of the certification or notice date:	41

Pursuant to the requirements of the Securities Exchange Act of 1934, Church & Dwight Co., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 2, 2007		/s/ Matthew T. Farrell
		By:	Matthew T. Farrell
		Title:	Executive Vice President Finance and Chief Financial Officer
Church & Dwight Co., Inc.